Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
SUBMITTED VIA EDGAR
May 25, 2011
Mr. John Reynolds
Assistant Director, Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dole Food Company, Inc.
Comment Letter from the Commission Dated May 11, 2011, Concerning:
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 14, 2011
Current Report on Form 8-K
Filed March 14, 2011
File No. 001-04455
Dear Mr. Reynolds:
We are in-receipt of the above-captioned comment letter. We have endeavored to respond fully to your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our response to the comments.
Form 10-K for the Fiscal Year Ended January 1, 2011
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Overview, page 27
1.	We note that you committed to a restructuring plan during the third quarter of 2010 in your fresh fruit segment in Europe, Latin America and Asia and that these restructuring efforts are designed to reduce costs by realigning fruit supply with expected demand. We further note that as a result of these various initiatives, beginning in fiscal 2011, you expect to realize annual cash savings in your fresh fruit segment of approximately $37 million and that these savings are expected to result from lower production costs including lower labor costs on your farms and in your ports, enhanced farm productivity, lower distribution costs resulting from more efficient utilization of your shipping fleet, and lower selling and general and administrative costs as a result of streamlining your organization in Europe. Please quantify for us the reduction in revenue that you reasonably expect to result from your restructuring, including the impact from your planned reduction in banana volumes as discussed in the third and fourth quarter earnings conference

Mr. John Reynolds
May 25, 2011

calls and, if material, tell us how you considered the disclosure requirements of Item 303(a)(3)(ii) of Regulation S-K.
The restructuring plan that we committed to during the third quarter of 2010 in our fresh fruit segment was primarily focused on cost cutting initiatives, with a secondary focus on reducing or eliminating volumes to some unprofitable customer relationships that resulted in a planned annual reduction in banana volumes and related revenues. We estimate that the planned reduction in banana volumes due to the elimination of these unprofitable customer relationships will result in an annual decrease in revenues of $77 million for 2011. We considered the disclosure requirements of Item 303(a)(3)(ii), and did not quantify the reduction in revenues or the impact of this reduction in banana volumes because the $77 million of anticipated reduction in annual revenues will not be material to our fiscal 2011 estimated consolidated revenues or our estimated fresh fruit segment revenues and is not material to our fiscal 2010 revenues of $6.9 billion and fresh fruit segment revenues of $4.7 billion.
Results of Operations, page 29
Income Taxes, page 31
2.	We note on page 32 that you may be required to provide U.S. federal income tax and foreign withholding taxes on a portion of your anticipated fiscal 2011 foreign earnings and, as a result, your overall fiscal 2011 effective tax rate may increase versus the effective tax rate experienced in previous years. Please tell us if you reasonably expect the distribution of fiscal 2011 foreign earnings to have an adverse effect on your financial position, results of operations or cash flows. Also describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested in light of your planned distribution of fiscal 2011 foreign earnings (ASC 740-30-25-19).
At this time, management believes that cash generated by its U.S. operations combined with accumulated previously taxed income will be sufficient to fund U.S. cash flow requirements in 2011. As such, we are not currently projecting any distributions of fiscal 2011 foreign earnings.
As of January 1, 2011, Dole’s financial reporting basis of its foreign subsidiaries exceeds the tax basis of its foreign subsidiaries by approximately $2.3 billion. In accordance with the guidance provided in ASC 740-30-25-17, Dole uses prior experience and information contained in its three year plan as primary evidence to consider in reaching its conclusion that its undistributed earnings are essentially permanent in duration and therefore has not provided for U.S. federal and foreign withholding taxes on this amount. The primary factor management considered for this assertion was the use of the underlying foreign earnings which primarily make up the excess book over tax basis in our foreign subsidiaries. These historical earnings have been used to fund business acquisitions, capital expenditures and debt service in our foreign jurisdictions. In general, Dole is restricted in its ability to monetize its foreign assets due to its debt covenants, and accordingly is limited in its ability to borrow further against foreign assets due to existing debt restrictions. As a result, this excess at January 1, 2011 is generally not available for repatriation to the U.S.
In addition, management considered the following in continuing to conclude there is sufficient evidence that we have the ability and intent to indefinitely reinvest the excess of the amount for

Mr. John Reynolds
May 25, 2011

financial reporting over the tax basis of our foreign subsidiaries as of January 1, 2011: (1) Excess non-U.S. cash is needed to service Dole’s non-U.S. long term debt, i.e., Term Loan C, which had a balance at the end of 2010 of approximately $592 million; and (2) Non-U.S. capital expenditure requirements totaled $57 million in 2010.
Specific plans for the continued indefinite reinvestment of the excess of the amount for financial reporting over the tax basis of our foreign subsidiaries include:
•	Periodic cash management analysis which includes specific sources and uses of cash for domestic and foreign purposes.

•	Ongoing plans by Dole’s non-U.S. subsidiaries to expand their operations overseas.

•	Servicing of Term Loan C in the annual amount of approximately $36 million.

•	Capital expenditures for foreign operations are projected at $66 million for 2011.

•	Foreign cash restructuring costs in 2010 and 2011 of approximately $28 million.

•	Foreign working capital requirements are projected to increase by approximately $30 million versus 2010.

•	Continued investment in foreign logistical operations, including vessels and shipping containers.
Item 8. Financial Statements and Supplementary Data, page 51
Notes to Consolidated Financial Statements, page 59
Note 8 — Details of Certain Assets and Liabilities, page 73
3.	We note that the allowance for doubtful accounts was reduced from $51,380 at January 2, 2010 to $36,533 at January 1, 2011, or approximately 29%. Please describe to us your accounting policy and methodology used to estimate the allowance for doubtful accounts, and explain to us the factors that attributed to this reduction during fiscal 2010. Also confirm to us that you will include the disclosures required by ASC 310-10-50-9 in future filings and provide us with the text of your proposed future disclosure.
We estimate our allowance for doubtful accounts, based on specific identification of uncollectible balances as of the balance sheet date and based on additional loss development factors for balances that we believe will become uncollectible based on historical losses and current economic conditions. We evaluate factors such as collateral, the age of the balances, and timeliness in payments in establishing the allowance for doubtful accounts. In fiscal 2010, our allowance for doubtful accounts decreased by approximately $14.8 million primarily due to the following:
Approximately $4.4 million of the decrease in the allowance for doubtful accounts is due to the reclassification of allowances from trade receivables to other assets during 2010. As described in Note 6, during fiscal 2010, we reclassified gross receivables totaling $19.1 million for a customer in Eastern Europe to long-term. At 2009 year-end, the gross receivable and allowance for doubtful accounts from this customer were $18.0 million, and $4.4 million, respectively.
Approximately $6.9 million of the decrease in the allowance for doubtful accounts is due to the write-off of a receivable balance that was fully reserved for as of January 2, 2010 from a customer who declared bankruptcy.

Mr. John Reynolds
May 25, 2011

The remaining $3.5 million decrease is due to collections on receivables during the year and other increases and decreases that are individually immaterial.
We understand the staff’s comment regarding the disclosures required by ASC 310-10-50-9 and will include the following disclosures in our future Form 10-K filings in Note 2 — Basis of Presentation and Summary of Significant Accounting Policies:
     Receivables
Receivables consist primarily of trade, notes, and other receivables. These receivables are recorded at net realizable value. Allowances against receivables are established based on specific account data and factors such as Dole’s historical losses, current economic conditions, age of receivables, the value of any collateral, and payment status compared to payment terms. Account balances are written off against the allowance if and when management determines the receivable is uncollectible.
Note 19 — Contingencies, page 101
4.	We note your contingencies disclosures regarding the DBCP Cases, European Union Antitrust Inquiry, Honduran Tax Case, and Former Shell Site. We further note your disclosure that you cannot determine at this time the amount of probable loss, if any, incurred as a result of the European Union Antitrust Inquiry and Former Shell Site contingencies. Please advise us of the following:
a.	Tell us whether you have determined a loss to be probable, remote, reasonably possible, or some combination thereof for each of your contingencies.

b.	For probable losses, tell us the amount accrued or explain to us why the amount of loss cannot be reasonably estimated.

c.	For reasonably possible losses, tell us the possible loss or range of loss or explain to us why such an estimate cannot be made.
DBCP Cases
Although Regulation S-K Item 103 does not require Dole to include disclosure concerning DBCP cases, we have traditionally included extensive, updated disclosure concerning these cases because we believe them to be a matter of public discussion that is of interest to our stockholders. As we stated on p. 104 of our Annual Report on Form 10-K filed with the Commission on March 14, 2011:
“Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, the pending lawsuits are not expected to have a material adverse effect on Dole’s financial condition or results of operations.”
We have accrued amounts for DBCP that are not material, and we have determined that a loss in excess of the accrual is remote.

Mr. John Reynolds
May 25, 2011

European Union Antitrust Inquiry
We have determined that a loss is remote. Further, we have determined that, even if we were to assume that a loss will occur, we cannot now reasonably estimate the amount of such loss.
As stated on p. 104 of our Form 10-K, “Dole believes that it has not violated the European competition laws.” We “appealed the Decision [of the European Commission] to the European General Court in Luxembourg on December 24, 2008.” Thus far, that Court has not set a date for hearing our appeal Although we believe the European General Court will agree with us that Dole did not violate the law and no fine is due, the outcome of the case could in fact lie somewhere in between €0 and the €45.6 million fine assessed by the European Commission plus interest, because, in our view, even on the liability theory enunciated by the European Commission, which we believe is in error, there are grave questions concerning whether the amount assessed by the European Commission was correctly calculated. The European General Court has the power to reject the Decision in its entirety or to, in effect, recalculate the amount to be assessed. These are the underlying bases of the statement in our Form 10-K (p. 104) that “Dole cannot determine at this time the amount of probable loss, if any, incurred as a result of the Decision.”
Honduran Tax Case
The Honduran tax case was evaluated using the guidance for Accounting for Uncertainty in Income Taxes under ASC 740. In accordance with this guidance, the Honduran tax case was classified as an uncertain tax position requiring evaluation as to recognition and measurement of the recorded tax benefit. Dole determined that the tax position met the more-likely-than-not recognition threshold based on an analysis of the technical merits. The recorded tax benefit was determined in accordance with ASC 740-10-30-7, and in measuring our tax position, we considered the amounts and probabilities of the various outcomes that could be realized upon settlement based upon the facts, circumstances and information that is available to us. The liability established to reduce our recorded tax benefit is not material and Dole has determined that the resolution of this matter will not have a material adverse effect on Dole’s financial position or results of operations.
Former Shell Site
We believe that a loss is remote. As stated on p. 33 of our Quarterly Report on Form 10-Q filed with the Commission on May 3, 2011, “On April 20, 2011, the Court dismissed the case with prejudice, including all claims against Dole.” Although, as stated in the Form 10-Q, the plaintiffs, on May 2, 2011, filed a motion for reconsideration with the Court, we believe the Court’s April 20, 2011 ruling dismissing the entire case with prejudice was correct, and accordingly we have no basis for believing that a loss is anything other than remote.
Exhibits
5.	We note that Exhibits 10.1 and 10.2 are missing exhibits, schedules and/or attachments. We also note that Exhibits 10.1 and 10.2 to the Form 8-K filed on January 11, 2010, Exhibit 10.2 to the Form 8-K filed on March 3, 2010, Exhibit 10.3 to the Form 8-K filed on December 3, 2010, and Exhibits 10.1 and 10.2 to the Form 8-K filed on February 5, 2011 are missing exhibits, scheduled and/or attachments. Please confirm that you will file these exhibits with your next periodic report.

Mr. John Reynolds
May 25, 2011

As you request, with respect to Exhibits 10.1 and 10.2 to our most recent Form 10-K, this will confirm that we will file the exhibits, schedules and other attachments with our next Form 10-Q. Exhibits 10.1 and 10.2 to our most recent Form 10-K are the current versions of our term credit agreement and our asset-based-lending revolving credit agreement; they both became effective on March 2, 2010 and have not been changed since then. Exhibits 10.1 and 10.2 to the Form 8-K we filed on March 3, 2010 are the identical agreements, and have the identical exhibits, schedules and attachments, so we respectfully suggest that we not file duplicates of the exhibits, schedules and other attachments to Exhibits 10.1 and 10.2.
With respect to Exhibits 10.1 and 10.2 to the Form 8-K filed on January 11, 2010, those are versions of the term credit agreement and the asset-based-lending revolving credit agreement that were superseded less than three months later by the March 2, 2010 agreements that we filed with our March 3, 2010 Form 8-K. These superseded agreements, exhibits, schedules and attachments were substantially identical to the documents in force three months earlier in advance of our October 2009 initial public offering, except that the agreements filed on January 11, 2010 contained the express provision that the IPO was permitted under the credit agreements. These superseded agreements, exhibits, schedules and attachments are extremely lengthy. For example, Exhibit 10.1 to our Registration Statement on Form S-1/A filed on October 2, 2009, which is the term credit agreement with exhibits, schedules and attachments, runs to 1,064 pages. We respectfully suggest that we not now file the superseded exhibits, schedules and attachments to the superseded Exhibits 10.1 and 10.2 to the January 11, 2010 Form 8-K. Gathering together, EDGARizing and filing more than 2,000 pages of superseded documents, which differ in non-material ways from documents that we have confirmed above will be filed with our next Form 10-Q, would, in our view, not only be expensive but would be likely to confuse the investing public.
With respect to Exhibit 10.3 to the Form 8-K filed on December 3, 2010, entitled “Dole Food Company, Inc./Grant Notice for 2010 Stock Incentive Plan/Performance Shares,” it has been superseded by Exhibit 10.2 to our Form 8-K filed on February 25, 2011 (we assume that the staff’s comment referred to this Form 8-K, as none was filed on February 5, 2011). As we stated in the February 25, 2011 Form 8-K, “the Committee adopted a slightly revised form of Performance Share Agreement to reflect an immaterial administrative change.” In fact, the only changes were to correct the title to refer to the 2009 Stock Incentive Plan, there being no 2010 Stock Incentive Plan, and to include a reference to Section 9 of the 2009 Stock Incentive Plan on line 5 of the text of the Grant Notice. Accordingly, Exhibit 10.3 to the Form 8-K filed on December 3, 2010 has been entirely superseded and is no longer of any relevance. In addition, at the time of the December 3, 2010 Form 8-K filing, no exhibits to Exhibit 10.3 had yet been adopted, so none could have been filed.
The staff’s comment concerning exhibits to Exhibit 10.2 to our Form 8-K filed on February 25, 2011 refers to Attachment A, which contains the actual numerical performance criteria and payout schedule for the performance share awards. We stated on p. 23 of our Proxy Statement filed on April 8, 2011 that the performance metric is net debt reduction. As we have represented in our correspondence with the Commission (see, e.g., our correspondence filed with the Commission on April 3, 2009, March 12, 2009 and February 19, 2009), we have disclosed the metric used in each of our compensation plans for named executive officers, and disclosed the actual numerical performance criteria once the applicable performance period has ended. This letter will confirm that we will continue to do so going forward. To disclose the actual numerical performance criteria before the performance period has ended would, for the reasons we stated in the correspondence cited above, cause Dole competitive harm and therefore is excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K. As noted, we have disclosed all of the metrics already, and will disclose the actual numerical targets when the performance periods end.

Mr. John Reynolds
May 25, 2011

With respect to Exhibit 10.1 to the Form 8-K filed on February 25, 2011, entitled “Dole Food Company, Inc./2011 Self-Funded Cash Long-Term Incentive Plan,” the exhibit to Exhibit 10.1 that we did not file is Exhibit A, which contains the Performance Matrix of actual numerical performance criteria. On page 22 of our Proxy Statement filed on April 8, 2011 we stated: “in 2011, the Company adopted a self-funded cash long-term incentive program in the form of incentive bonuses under the 2009 Stock Incentive Plan (the “2011 LTIP”), with payment based on adjusted EBITDA performance.” Accordingly, consistent with our representation to the Commission in the correspondence identified above, we have timely disclosed the performance metric, and we will disclose the actual numerical target once the performance period ends. As above, to disclose the actual numerical targets before the performance period ends would cause Dole competitive harm within the meaning of Instruction 4 to Item 402(b) of Regulation S-K.
Items 2.02, 7.01, 8.01 and 9.01 Form 8-K filed March 14, 2011
Exhibit 99.1
Reconciliation of net income to EBIT and Adjusted EBITDA
6.	We note that to arrive at EBIT you adjust GAAP net income (loss) for discontinued operations, net, interest expense and income taxes. Please be advised that measures calculated differently than those described as EBIT in Exchange Act Release No. 47226 should not be characterized as “EBIT.” Please confirm that you will distinguish the title of this measure from “EBIT,” such as “Adjusted EBIT” in the future. Refer to Question 103.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.
We understand the staff’s comment and will change the title of this measure from “EBIT” to “EBIT before discontinued operations” in our future filings.
Exhibit 2 — Reconciliation of Income (loss) from continuing operations to Comparable Income (loss) from continuing operations (Unaudited)
7.	We note that the adjustments to income (loss) from continuing operations to arrive at comparable income (loss) from continuing operations, are shown net of income taxes. Please tell us how you determine the income tax effects on these adjustments and confirm to us that you will provide such disclosure in the future. Refer to Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.
Adjustments to income (loss) from continuing operations to arrive at comparable income (loss) from continuing operations as of January 1, 2011, were net of $0.5 million of income tax expense. Each reconciling item is reviewed to determine the associated legal entity, jurisdiction and local tax rules. Once this determination is made, the applicable statutory tax rate is applied to the taxable or deductible item. Further, any tax benefit on a deductible item is assessed for recoverability and if it is determined that we will not be able to realize the tax benefit in the future, a valuation allowance is recorded.

Mr. John Reynolds
May 25, 2011

In the future, we confirm that we will provide the tax effect of each reconciling item when this information is released.
As requested in your comment letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810, Joseph Tesoriero (Dole’s Executive Vice President and Chief Financial Officer) at 818-879-6900, Jeffrey Conner (Dole’s Vice President, Associate General Counsel and Assistant Secretary) at 818-879-6834, Yoon Hugh (Dole’s Vice President, Controller and Chief Accounting Officer) at 818-879-6959 or David DeLorenzo (Dole’s President and Chief Executive Officer) at 818-879-6801.
Sincerely,
C. Michael Carter

cc:	Jeffrey Conner David A. DeLorenzo Yoon Hugh Joseph S. Tesoriero